UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            GreenHunter Energy, Inc.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    39530A104
                                 --------------
                                 (CUSIP Number)

                                December 31, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Paul J. Orfalea

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,004,250
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,004,250

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,004,250

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.4%

12.   Type of Reporting Person (See Instructions)

      IN

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Lance W. Helfert

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,004,250
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,004,250

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,004,250

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.4%

12.   Type of Reporting Person (See Instructions)

      IN

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      R. Atticus Lowe

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,004,250
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,004,250

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,004,250

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.4%

12.   Type of Reporting Person (See Instructions)

      IN

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      West Coast Asset Management, Inc.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      California

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,004,250
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,004,250

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,004,250

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.4%

12.   Type of Reporting Person (See Instructions)

      IA

CUSIP No. 39530A104

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      West Coast Opportunity Fund, LLC

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF          5. SOLE VOTING POWER                                       0
SHARES
BENEFICIALLY       6. SHARED VOTING POWER                             2,004,250
OWNED BY EACH
REPORTING          7. SOLE DISPOSITIVE POWER                                  0
PERSON WITH:
                   8. SHARED DISPOSITIVE POWER                        2,004,250

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,004,250

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.4%

12.   Type of Reporting Person (See Instructions)

      OO

                                EXPLANATORY NOTE
                                ----------------

This Amendment No. 1 (this "Statement")  amends and restates in its entirety the
Schedule 13G originally filed on February 4, 2008, including without limitation to correct the percentage beneficial ownership as of December 31, 2007 reported therein. The information in this Statement is given as of December 31, 2007.

Item 1.

(a)   The name of the issuer is GreenHunter Energy, Inc. (the "Issuer").

(b) The principal executive offices of the Issuer are located at 1048 Texan Trail, Grapevine, Texas 76051.

Item 2.

(a) This Statement is being filed by (i) West Coast Opportunity Fund, LLC, a Delaware limited liability company (the "Fund"), (ii) West Coast Asset Management, Inc., a California corporation (the "Managing Member"), which serves as the managing member of the Fund, and (iii) Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, the members of the Investment Committee of the Managing Member (the "Principals", and all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. The Principals and the Managing Member may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b) The principal business office of the Filers is 2151 Alessandro Drive, Suite 215, Ventura, California 93001.

(c)   For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

(e)   The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to  240.13d-1(b)  or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)   [ ]   Broker  or  dealer  registered  under  section  15 of the Act (15
            U.S.C. 78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance  company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment  company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee  benefit plan or endowment  fund in accordance  with
            240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding  company or control  person in accordance  with
            240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A  church  plan  that is  excluded  from  the  definition  of an investment  company under section 3(c)(14) of the Investment Company
            Act of 1940 (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of December 31, 2007 and is based on 19,759,173 shares of Common Stock outstanding as of December 31, 2007, as reported in the Issuer's Annual Report on Form 10-K filed on March 31, 2008.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

                              WEST COAST OPPORTUNITY FUND, LLC
                              WEST COAST ASSET MANAGEMENT, INC.
                              LANCE W. HELFERT
                              PAUL J. ORFALEA
                              R. ATTICUS LOWE

                              By: /s/ Linda Schuman
                                 ----------------------------------------------
                              Name: Linda Schuman
                              Title: Chief Compliance Officer of the Managing Member (for itself and as Managing Member of the
                              Fund) and Attorney-in-fact for each of the
                              Principals

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------   ------------

    1          Joint Filing Agreement dated July 18, 2008

    2          Power of Attorney dated July 24, 2007

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of GreenHunter Energy, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: July 18, 2008

                              WEST COAST OPPORTUNITY FUND, LLC
                              WEST COAST ASSET MANAGEMENT, INC.
                              LANCE W. HELFERT
                              PAUL J. ORFALEA
                              R. ATTICUS LOWE

                              By: /s/ Linda Schuman
                                 ----------------------------------------------
                              Name: Linda Schuman
                              Title: Chief Compliance Officer of the Managing Member (for itself and as Managing Member of the
                              Fund) and Attorney-in-fact for each of the Principals

                                    EXHIBIT 2

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Paul J. Orfalea, Lance
W. Helfert, and R. Atticus Lowe, hereby each constitutes and appoints Linda Schuman, Paul J. Orfalea, Lance W. Helfert and R. Atticus Lowe, and each of them, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned each acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: July 24, 2007                              /s/ Paul J. Orfalea
                                                  ------------------------------
                                                  Paul J. Orfalea

Dated: July 24, 2007                              /s/ Lance W. Helfert
                                                  ------------------------------
                                                  Lance W. Helfert

Dated: July 24, 2007                              /s/ R. Atticus Lowe
                                                  ------------------------------
                                                  R. Atticus Lowe